Exhibit 99.2

Turquoise Hill Resources Ltd.

Consolidated Financial Statements

December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Turquoise Hill Resources Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Turquoise Hill Resources Ltd. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows, and equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in Section 17 of Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

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“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recoverable amount of the Oyu Tolgoi mine CGU

As described in Notes 2 and 13 to the consolidated financial statements, property, plant and equipment is tested for impairment when events or changes in circumstances indicate that the carrying value may be higher than its recoverable amount. The net book value of the property, plant and equipment related to the Oyu Tolgoi mine as of December 31, 2019 was $9,783 million. Impairment is assessed at the level of a cash-generating unit (“CGU”), which is identified as the smallest identifiable group of assets capable of generating cash inflows which are largely independent of the cash inflows from other assets. Management considers both internal and external information to determine whether there is an indicator of impairment. As of June 30, 2019, management determined that impairment indicators existed for the property, plant and equipment of the Oyu Tolgoi mine CGU, and as of December 31, 2019, management determined that impairment indicators and impairment reversal indicators existed for those assets. Accordingly, as of both of the above dates, an impairment assessment of the Oyu Tolgoi mine CGU was undertaken. Under both assessments, management determined the recoverable amounts as fair value less costs of disposal of the Oyu Tolgoi mine CGU using discounted cash flows models. As of June 30, 2019, the recoverable amount was lower than the carrying value of the Oyu Tolgoi mine CGU, and an impairment charge of $597 million was recorded. As of December 31, 2019, the recoverable amount approximated the carrying value of the Oyu Tolgoi mine CGU, and no further impairment charge or reversal of the previously recognized impairment charge was recorded. Management used significant assumptions in preparing the discounted cash flow models, which included: long-term commodity prices, discount rates, reserves and resources, operating costs, development capital, and scheduling and mine design. Management estimates reserves and resources based on information compiled and reviewed by management’s specialists.

The principal considerations for our determination that performing procedures relating to the recoverable amount of the Oyu Tolgoi mine CGU is a critical audit matter are i) significant estimates are required by management to determine the recoverable amount of the Oyu Tolgoi mine CGU, ii) management’s specialists compiled and reviewed information used in the preparation of reserves and resources and scheduling and mine design, and iii) significant audit effort and a high degree of auditor judgement was required in performing procedures related to management’s discounted cash flow model as of December 31, 2019 and the significant assumptions therein, including: long-term commodity prices, discount rate, reserves and resources, operating costs, development capital, and scheduling and mine design. In addition, our audit effort included the involvement of professionals with specialized skills and knowledge to assist in evaluating the discount rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of the recoverable amount for the Oyu Tolgoi mine CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount of the Oyu Tolgoi mine CGU as of December 31, 2019, evaluating the appropriateness of the discounted cash flow model, testing the completeness, accuracy, and relevance of underlying data and evaluating the reasonability of the significant assumptions used therein. Evaluating management’s assumptions involved assessing whether the assumptions used by management were reasonable by considering: the consistency of long-term commodity prices with external market and industry data, and the consistency of the operating costs and development capital with current and past results. Evaluating the reasonableness of the reserves and resources and scheduling and mine design involved considering the qualifications and objectivity of management’s specialists, obtaining an understanding of the work performed, including the methods and assumptions used by management’s specialists, testing data on a sample basis, and evaluating their findings. Professionals with specialized skills and knowledge provided assistance in testing the discount rate.

Recoverability of deferred tax assets in Mongolia

As described in Notes 2 and 16 to the consolidated financial statements, the Company recognized deferred tax assets of $494 million in Mongolia as of December 31, 2019. Deferred tax assets are recognized for unused tax losses and deductible temporary differences only to the extent that it is probable that future taxable income will be available against which they can be utilized. Management used significant assumptions in estimating future taxable income, which included: long-term commodity prices, reserves and resources, operating costs, financing costs, development capital, and scheduling and mine design. Management estimates reserves and resources based on information compiled and reviewed by management’s specialists.

The principal considerations for our determination that performing procedures relating to recoverability of deferred tax assets in Mongolia is a critical audit matter are i) significant estimates are required by management in the development of assumptions used by management to estimate future taxable income which supports the recoverability of deferred tax assets, ii) management’s specialists compiled and reviewed information used in the preparation of reserves and resources and scheduling and mine design, and iii) significant audit effort and a high degree of auditor judgement was required in performing procedures to evaluate future taxable income and the significant assumptions therein, including: long-term commodity prices, reserves and resources, operating costs, financing costs, development capital, and scheduling and mine design.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the recoverability of deferred tax assets in Mongolia, including controls over the estimate of future taxable income. These procedures also included, among others, testing management’s process for estimating future taxable income, testing the completeness, accuracy, and relevance of underlying data, and evaluating the reasonableness of the significant assumptions used by management. Evaluating management’s assumptions involved assessing whether the assumptions used by management were reasonable by considering: the consistency of long-term commodity prices with external market and industry data, and the consistency of the operating costs, financing costs, and development capital with current and past results. Evaluating the reasonableness of the reserves and resources and scheduling and mine design involved considering the qualifications and objectivity of management’s specialists, obtaining an understanding of the work performed, including the methods and assumptions used by management’s specialists, testing data on a sample basis, and evaluating their findings.

Going concern assessment

As described in Notes 1 and 2 to the consolidated financial statements, the Company has to fund current operations and underground development, including progression of a TavanTolgoi-based power plant. As of December 31, 2019, the Company had $2.2 billion of available liquidity, split between remaining project finance proceeds of $0.5 billion, which are drawn and currently deposited with a related party, and $1.7 billion of cash and cash equivalents. The Company’s current assets exceeded current liabilities by $1.9 billion as of December 31, 2019. Management believes that it has enough liquidity to meet its minimum obligations for a period of at least 12 months from December 31, 2019, and as such have concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. In making such determination, management prepared a short-term cash flow forecast. Management used significant assumptions in preparing the short-term cash flow forecast, which included: short-term commodity prices, reserves, operating costs, financing costs, and development capital. Management estimates reserves based on information compiled and reviewed by management’s specialists.

The principal considerations for our determination that performing procedures relating to the going concern assessment is a critical audit matter are i) significant estimates are required by management when preparing the short-term cash flow forecast, ii) management’s specialists compiled and reviewed information used in the preparation of reserves, and iii) significant audit effort and a high degree of auditor judgement was required in performing procedures to evaluate management’s short-term cash flow forecast and the significant assumptions therein, including: short-term commodity prices, reserves, operating costs, financing costs, and development capital.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the going concern assessment. These procedures also included, among others, testing management’s process for preparing the short-term cash flow forecast, testing the completeness, accuracy, and relevance of underlying data and evaluating the reasonability of the significant assumptions used in the short-term cash flow forecast. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable by considering: the consistency of short-term commodity prices with external market and industry data, and the consistency of the operating costs, financing costs and development capital with current and past results. Evaluating the reasonableness of the reserves involved considering the qualifications and objectivity of management’s specialists, obtaining an understanding of the work performed, including the methods and assumptions used by management’s specialists, testing data on a sample basis, and evaluating their findings.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 20, 2020

We have served as the Company’s auditor since 2012.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income (Loss)

(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2019	2018

Revenue	4	$1,166,014	$1,180,022
Cost of sales	5	(742,985)	(777,248)
Gross margin		423,029	402,774

Operating expenses	6	(221,493)	(234,072)
Corporate administration expenses		(23,443)	(24,370)
Other income		2,714	7,119
Impairment charges	13	(596,906)	-
Income (loss) before finance items and taxes		(416,099)	151,451

Finance items
Finance income	7	106,335	154,668
Finance costs	7	(10,021)	(52,489)
		96,314	102,179
Income (loss) from operations before taxes		$(319,785)	$253,630

Income and other taxes	16	(157,133)	140,644
Income (loss) for the year		$(476,918)	$394,274

Attributable to owners of Turquoise Hill Resources Ltd.		(150,457)	411,198
Attributable to owner of non-controlling interest		(326,461)	(16,924)
Income (loss) for the year		$(476,918)	$394,274

Basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.	21	$(0.07)	$0.20

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,314

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income (Loss)

(Stated in thousands of U.S. dollars)

	Year Ended December 31,
	2019	2018

Income (loss) for the year	$(476,918)	$394,274

Other comprehensive loss:
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	(1,657)	(2,875)
Other comprehensive loss for the year (a)	$(1,657)	$(2,875)

Total comprehensive income (loss) for the year	$(478,575)	$391,399

Attributable to owners of Turquoise Hill	(152,114)	408,323
Attributable to owner of non-controlling interest	(326,461)	(16,924)
Total comprehensive income (loss) for the year	$(478,575)	$391,399

(a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2019 (2018: nil).

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2019	2018

Cash generated from operating activities before interest and tax	20	$341,730	$363,006

Interest received		84,080	88,267
Interest paid		(427,464)	(261,431)
Income and other taxes paid		(9,998)	(9,874)
Net cash generated from (used in) operating activities		$(11,652)	$179,968

Cash flows from investing activities
Receivable from related party: amounts withdrawn	22	1,375,000	1,270,000
Expenditures on property, plant and equipment		(1,308,073)	(1,304,347)
Other investing cash flows		-	616
Cash generated from (used in) investing activities		$66,927	$(33,731)

Cash flows from financing activities
Net proceeds of project finance facility	15	1,511	13,261
Payment of project finance fees		(107)	(363)
Payment of lease liability		(7,892)	-
Cash generated from (used in) financing activities		$(6,488)	$12,898

Effects of exchange rates on cash and cash equivalents		131	(851)
Net increase in cash and cash equivalents		$48,918	$158,284

Cash and cash equivalents - beginning of year		$1,603,067	$1,444,783
Cash and cash equivalents - end of year		1,651,985	1,603,067
Cash and cash equivalents as presented on the balance sheets		$1,651,985	$1,603,067

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

		December 31,	December 31,
	Note	2019	2018

Current assets
Cash and cash equivalents	8	$1,651,985	$1,603,067
Inventories	9	175,719	242,970
Trade and other receivables	10	27,047	30,264
Prepaid expenses and other assets	11	99,671	30,213
Receivable from related party	12	511,284	1,620,073
		2,465,706	3,526,587

Non-current assets
Property, plant and equipment	13	9,782,647	8,838,305
Inventories	9	28,985	18,655
Deferred income tax assets	16	534,078	649,421
Receivable from related party and other financial assets	12	10,978	279,019
		10,356,688	9,785,400
Total assets		$12,822,394	$13,311,987

Current liabilities
Borrowings and other financial liabilities	15	$26,547	$-
Trade and other payables	14	466,206	459,244
Deferred revenue		27,896	75,162
		520,649	534,406

Non-current liabilities
Borrowings and other financial liabilities	15	4,187,270	4,187,297
Deferred income tax liabilities	16	79,180	47,934
Decommissioning obligations	17	104,238	131,565
		4,370,688	4,366,796
Total liabilities		$4,891,337	$4,901,202

Equity
Share capital	18	$11,432,122	$11,432,122
Contributed surplus		1,558,811	1,558,264
Accumulated other comprehensive income		(813)	844
Deficit		(3,821,889)	(3,670,310)
Equity attributable to owners of Turquoise Hill		9,168,231	9,320,920
Attributable to non-controlling interest	19	(1,237,174)	(910,135)
Total equity		$7,931,057	$8,410,785

Total liabilities and equity		$12,822,394	$13,311,987

Commitments and contingencies (Note 23)

Subsequent events (Notes 23 and 26)

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on March 20, 2020 and signed on their behalf by:

/s/ P. Gillin	/s/ R. Robertson
P. Gillin, Director	R. Robertson, Director

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

Year Ended December 31, 2019	Attributable to owners of Turquoise Hill

			Accumulated
			other			Non-controlling
		Contributed	comprehensive			Interest
	Share capital	surplus	income (loss)	Deficit	Total	(Note 19)	Total equity

Opening balance	$11,432,122	$1,558,264	$844	$(3,670,310)	$9,320,920	$(910,135)	$8,410,785

Impact of change in accounting policy (Note 2)	-	-	-	(1,122)	(1,122)	(578)	(1,700)
Restated opening balance	$11,432,122	$1,558,264	$844	$(3,671,432)	$9,319,798	$(910,713)	$8,409,085
Loss for the year	-	-	-	(150,457)	(150,457)	(326,461)	(476,918)
Other comprehensive loss for the year	-	-	(1,657)	-	(1,657)	-	(1,657)
Employee share plans	-	547	-	-	547	-	547
Closing balance	$11,432,122	$1,558,811	$(813)	$(3,821,889)	$9,168,231	$(1,237,174)	$7,931,057

Year Ended December 31, 2018	Attributable to owners of Turquoise Hill

			Accumulated
			other			Non-controlling
		Contributed	comprehensive			Interest
	Share capital	surplus	income (loss)	Deficit	Total	(Note 19)	Total equity

Opening balance	$11,432,122	$1,558,102	$3,719	$(4,081,508)	$8,912,435	$(893,211)	$8,019,224

Income (loss) for the year	-	-	-	411,198	411,198	(16,924)	394,274
Other comprehensive loss for the year	-	-	(2,875)	-	(2,875)	-	(2,875)
Employee share plans	-	162	-	-	162	-	162
Closing balance	$11,432,122	$1,558,264	$844	$(3,670,310)	$9,320,920	$(910,135)	$8,410,785

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

1.	Nature of operations and liquidity risk

Rio Tinto plc is the ultimate parent company and indirectly owned a 50.8% majority interest in Turquoise Hill as at December 31, 2019.

Turquoise Hill Resources Ltd. (“Turquoise Hill”), together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 1 Place Ville Marie, Suite 3680, Montreal, Quebec, Canada, H3B 3P2. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and a secondary listing in the U.S. on the New York Stock Exchange.

The consolidated financial statements of Turquoise Hill were authorized for issue in accordance with a directors’ resolution on March 20, 2020.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

As at December 31, 2019, the Company had $2.2 billion of available liquidity, split between remaining project finance proceeds of $0.5 billion, which are drawn and currently deposited with Rio Tinto, and $1.7 billion of consolidated cash and cash equivalents. The Company’s current assets exceeded current liabilities by $1.9 billion at December 31, 2019. Furthermore, in the next 12 months, the Company has non-cancellable obligations related to power commitments of $0.1 billion. The Company expects to fund its current liabilities and current commitments through its liquidity position and from cash flow generated at its existing open pit operations. The Company continues to review its near term operating plans and continues to take steps to reduce costs and maximize cash generated from its existing open pit operations.

The Company manages liquidity risk by the preparation of internally generated short-term cash flow forecasts. These short-term cash flow forecasts consider estimation of future operating costs, financing costs, development capital and cash receipts from sales revenue. Sensitivity analyses are performed over these estimates including the impact of estimated commodity prices on cash receipts.

The Company believes that it has enough liquidity to meet its minimum obligations for a period of at least 12 months from the balance sheet date, to fund its operations and underground development, as well as the progression of a Tavan Tolgoi-based power plant. Taking into consideration the estimated impacts of recently announced increases to underground development capital, as well as delays to first sustainable production, the Company expects to need significant incremental financing to sustain its underground development and construction of the Tavan Tolgoi-based power plant beyond this timeframe.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a going concern basis, and in making the assessment that the Company is a going concern, management have taken into account all available future information, which extends for a period of at least twelve months from December 31, 2019. Refer to Note 1.

(b)	Change in accounting policies

(i)	Leases under IFRS 16

IFRS 16, Leases, was effective and has been applied by the Company from January 1, 2019. The Company has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17, Leases.

On January 1, 2019, the Company recognized a right of use asset of $14.4 million and a corresponding lease liability of $16.1 million, recognizing the difference in Equity ($1.1 million in Deficit and $0.6 million in Non-controlling interest). The following is a reconciliation of the Company’s operating lease commitments immediately preceding the adoption of IFRS 16 to the lease liability recorded on January 1, 2019:

Operating leases - aggregate of minimum lease payments under non-cancellable leases reported at December 31, 2018	$25,861
Short term leases (under one year) - undiscounted	(3,340)
Finance lease liability already on balance sheet at December 31, 2018	12,057
Effects of discounting on payments included in the calculation	(3,448)
of the lease liability (excluding finance lease balances)	(2,942)
Lease liability opening balance at January 1, 2019	$28,188
Less: Finance lease liability already on balance sheet at December 31, 2018	(12,057)
IFRS 16 lease liability opening balance at January 1, 2019	$16,131

The Company applied the following optional practical expedients permitted under the standard:

–

For short-term leases (lease term of 12 months or less) and leases of low-value assets (such as personal computers and office furniture), the Company opted to recognize a lease expense on a straight-line basis;

–	to exclude any initial direct costs from the measurement of the right of use asset at transition; and
–	to apply the use of hindsight when reviewing the lease arrangement for determination of the measurement or term of the lease under the retrospective method.

Refer to Note 2(t) for the complete accounting policy.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(b)	Change in accounting policies (continued)

(ii)	IFRIC 23, Uncertainty Over Income Tax Treatments

This interpretation changed the method of calculating provisions for uncertain tax positions. The Company previously recognized provisions based on the most likely amount of the liability, if any, for uncertain tax positions. IFRIC 23 requires an entity to first consider if it is probable that a taxation authority will accept an uncertain tax treatment. If it is concluded that it is not probable, a probability weighted approach is to be taken for issues for which there are a wide range of possible outcomes. For tax issues with a binary outcome, the most likely amount method still remains. The initial adoption of IFRIC 23 had no impact on the Company’s consolidated financial statements.

(c)	Areas of judgement and estimation uncertainty

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgement to, future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgements are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared.

(i)	Sources of estimation uncertainty

Key sources of estimation uncertainty that have a risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next twelve months are summarized below:

Going concern assessment

The Company has made judgements, based on an internally generated short-term cash flow forecast, in concluding that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. Judgements and estimates are made in forming assumptions of future activities, future cash flows and timing of those cash flows. Significant assumptions used in preparing the short-term cash flow forecast includes, but is not limited to, short-term commodity prices, reserves, operating costs, financing costs and development capital. Changes to these assumptions could affect the estimate of the Company’s conclusion as to whether there are material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(c)	Areas of judgement and estimation uncertainty (continued)

(i)	Sources of estimation uncertainty (continued)

Recoverable amount of property, plant and equipment

When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use (VIU) and fair value less costs of disposal (“FVLCD”). The VIU is the net present value of expected future pre-tax cash flows from the relevant cash-generating unit in its current condition, both from continuing use and ultimate disposal. FVLCD is estimated either from the value obtained from an active market where applicable, or by using a discounted post-tax cash flow model based on detailed life-of-mine and/or production plans. FVLCD will always exceed VIU at Oyu Tolgoi because there is incremental value in its resources that cannot be included in a VIU assessment. Significant assumptions used in the discounted cash flow model include estimates of long-term commodity prices, discount rates, reserves and resources, operating costs, development capital, and scheduling and mine design.

These inputs are based on the Company’s best estimates of what an independent market participant would consider appropriate. Changes to these inputs may alter the results of the impairment test, the amount of the impairment charge recorded in the consolidated statement of income and the resulting carrying value of property, plant and equipment.

An assessment of recoverable amount was undertaken as at December 31, 2019; refer to Note 13.

Income taxes - provision for income taxes and composition of deferred income tax assets and liabilities

The Company must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and can be subject to change. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of current or deferred income tax assets or liabilities, and those adjustments may be material to the Company’s balance sheet and results of operations.

The Company recognizes potential liabilities and records tax liabilities for uncertain tax positions based on its judgement of whether, and the extent to which, additional taxes will be due. The Company adjusts these liabilities as facts and circumstances change. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate, which could result in material adjustments to the consolidated financial statements. Refer to Note 23 for further information on tax matters between Oyu Tolgoi and the Mongolian Tax Authority.

Recovery of deferred tax assets in Mongolia

The Company assesses the recoverability of deferred tax assets at each reporting period-end based on future taxable income to determine the deferred tax asset to be recognized. Significant assumptions used to determine future taxable income include: estimates for long-term commodity prices, reserves and resources, operating costs, financing costs, development capital, and scheduling and mine design. Revisions to these estimates could result in material adjustments to the financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(c)	Areas of judgement and estimation uncertainty (continued)

(i)	Sources of estimation uncertainty (continued)

Reserves and Resources

Mineral reserves and resources estimates are based on various assumptions relating to operating matters set forth in National Instrument 43-101. These include production costs, mining and processing recoveries, cut-off grades, long term commodity prices, inflation rates and the costs and availability of treatment and refining services for the metals mined. Cost estimates are based on feasibility study estimates and operating history. The Company estimates its mineral reserves and resources based on information compiled and reviewed by qualified persons as defined in accordance with National Instrument 43-101 requirements.

Estimated mineral reserves are used to determine the depreciation of property, plant and equipment; to account for capitalized deferred stripping costs; to perform, when required, assessments of the recoverable amount of property, plant and equipment; as an input to the projection of future taxable profits which support assessments of deferred income tax recoverability; and to forecast the timing of the payment of decommissioning obligations.

Decommissioning Costs

The estimate of decommissioning costs is based on future expectations in the determination of closure provisions. Management makes a number of assumptions and judgements including: estimating the amount of future reclamation costs and their timing, inflation rates and risk-free discount rates. These assumptions are formed based on environmental and regulatory requirements and the Company’s internal policies. The costs are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods in relation to the remediation of the Company’s existing assets could differ materially from their estimated undiscounted future value. Refer to Note 17 for the Company’s total decommissioning obligations recorded in the consolidated financial statements, the undiscounted values and the rate used to discount the liability.

Net realizable value of inventories

Inventory, including stockpiles of ore, are valued at the lower of weighted average cost and net realizable value (“NRV”). If ore stockpiles are not expected to be processed within the 12 months after the balance sheet date, they are included within non-current assets and net realizable value is calculated on a discounted cash flow basis over the planned processing timeframe for such ore. Evaluating NRV requires management judgement in the selection of estimates for, among other inputs, discount rate, price assumptions, timing of processing and costs to complete.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(c)	Areas of judgement and estimation uncertainty (continued)

(ii)	Areas of judgement

Impairment indicator of property, plant and equipment

Judgement is required in assessing whether certain factors would be considered an indicator of impairment. Management considers both internal and external information to determine whether there is an indicator of impairment and, accordingly, whether impairment testing is required. The information considered in assessing whether there is an indicator of impairment includes, but is not limited to, long-term commodity prices, the Company’s market capitalization relative to its net asset carrying amount, changes in reserves and resources, and life of mine plans.

Borrowing costs

Capitalization of borrowing costs related to construction or development of a qualifying asset requires management to make a determination as to whether funds have been borrowed specifically to finance the asset, or form part of the Company’s general borrowings. This determination requires management to exercise judgement based on the characteristics of third party debt facilities, and the usage of related funds drawn over the life of these facilities. Factors upon which management bases its judgement include: the estimated duration over which drawn funds are invested prior to utilization for capital expenditure; the quantum and timing of debt drawdown relative to that of expenditure on qualifying assets; and the impact of borrowings at the subsidiary entity level (for example whether such arrangements constitute a refinancing arrangement). Amounts capitalized in relation to general borrowings differ from amounts that would be capitalized in the event of the same borrowings being determined as asset specific.

Depletion and depreciation of property, plant and equipment

Property, plant and equipment is the largest component of the Company’s assets and, as such, the depreciation of these assets has a significant effect on the Company’s financial statements.

Mining plant and equipment and other capital assets are depreciated over their expected economic lives using either the units of production method or the straight-line method. Depletion of each mineral property interest is provided on the units of production basis using estimated proven and probable reserves as the depletion basis. A change in the estimated useful life or residual value of a long-lived asset would result in a change in the rate of depreciation for that asset.

For long-lived assets that are depleted or depreciated over proven and probable reserves using the units of production method, a change in the original estimate of proven and probable reserves would result in a change in the rate of depletion or depreciation.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(c)	Areas of judgement and estimation uncertainty (continued)

(ii)	Areas of judgement (continued)

Income taxes – utilization of tax losses carried forward

The determination of the ability of the Company to utilize tax losses carried forward to offset income taxes payable in the future and to utilize temporary differences which will reverse in the future requires management to exercise judgement and make assumptions about the Company’s future performance. Management is required to assess whether it is probable that the Company is able to benefit from these tax losses and temporary differences.

(d)	Basis of consolidation

The financial statements consist of the consolidation of the accounts of Turquoise Hill and its respective subsidiaries. All intercompany transactions and balances between Turquoise Hill and its subsidiaries have been eliminated on consolidation. Where necessary, adjustments are made to assets, liabilities, and results of subsidiaries to bring their accounting policies into line with those used by the Company.

Subsidiaries are entities controlled by Turquoise Hill. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The Company controls an entity if it has power to direct the activities of the entity in a manner that significantly affects its returns, has exposure or rights to variable returns from its involvement with the entity and has the ability to use its power to affect those returns.

The Company consolidates all subsidiaries. The Company’s principal operating subsidiary is Oyu Tolgoi LLC (“Oyu Tolgoi”). Wholly-owned subsidiaries of Turquoise Hill together hold a 66.0% interest in Oyu Tolgoi, whose principal asset is the Oyu Tolgoi copper-gold mine located in Southern Mongolia. The remaining 34% non-controlling interest in Oyu Tolgoi is owned by Erdenes Oyu Tolgoi LLC (“Erdenes”), a company controlled by the Mongolian government. The Company has historically funded 100% of the Oyu Tolgoi copper-gold mine’s exploration and development costs via equity and debt investments in Oyu Tolgoi and non-recourse loans to Erdenes. Income or loss of Oyu Tolgoi is attributed to the controlling and non-controlling shareholders based on ownership percentage. Non-recourse loans advanced to Erdenes upon the issuance of additional equity interests to Erdenes are accounted for separately and recorded as an offset to non-controlling interest in equity. Unrealized interest on the non-recourse loans to Erdenes, which are recoverable principally through dividends from Oyu Tolgoi or sale by Erdenes of its interests in Oyu Tolgoi, is recognized when payment of the interest can be reliably determined.

(e)	Currency translation and foreign exchange

The Company has determined the U.S. dollar to be the functional currency of Turquoise Hill and its significant subsidiaries as it is the currency of the primary economic environment in which Turquoise Hill and all of its significant subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the date of the balance sheet and non-monetary assets and liabilities are translated at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the date of the transaction. All exchange gains and losses are included in the consolidated statement of income during the year.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(f)	Revenue

The Company generates revenue from the sale of concentrate containing copper, gold and silver. Sales revenue is recognized on individual sales to depict the transfer of promised goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. The Company considers five steps in assessing whether all of the criteria are met:

●	identify the contract with a customer;
●	identify the performance obligations in the contract;
●	determine the transaction price;
●	allocate the transaction price to performance obligations; and
●	recognize revenue when or as a performance obligation is satisfied.

The Company satisfies its performance obligation and sales revenue is recognized at the point in time when the product is delivered as specified by the customer, which is typically upon loading of the product to the customer’s truck, train or vessel. The Company considers that control has passed when there is a present obligation to pay from the customer’s perspective; physical possession, legal title and the risks and rewards of ownership have all passed to the customer; and the customer has accepted the concentrate. The Company recognizes deferred revenue in the event it receives payment from a customer before a sales transaction meets all the criteria for revenue recognition.

In order to determine the transaction price, revenue from contracts with customers is measured by reference to the forward price for the commodities for the expected quotation period and the Company’s best estimate of contained metal at the date revenue is recognized. Concentrate is provisionally priced whereby the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer as defined in the sales contract. The final price is based on the market price at the relevant quotation point stipulated in the contract. At each reporting date, the receivable is marked to fair value based on the forward selling price for the quotation period stipulated in the contract. The change in fair value of the receivable subsequent to the date of revenue recognition is recognized within ‘Revenue’ on the face of the statements of income and is shown separately as ‘other revenue’ in the notes to the consolidated financial statements.

Mining royalties paid to the government of Mongolia are included in operating expenses.

(g)	Exploration and evaluation

All direct costs related to the acquisition of mineral property interests are capitalized in the period incurred.

Exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a mineral property has proven and probable reserves and the property is economically viable, in which case subsequent evaluation costs incurred to develop a mineral property are capitalized. Exploration and evaluation costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(h)	Property, plant and equipment

Property, plant and equipment are recorded at cost, less accumulated depletion and depreciation and accumulated impairment losses. The cost of property, plant and equipment includes the estimated close down and restoration costs associated with the asset.

Once an undeveloped mining project has been established as commercially viable, including that it has established proven and probable reserves and approval to mine by governmental authorities has been given, expenditure other than that on land, buildings, plant and equipment is capitalized under “Mineral property interests.” Ore reserves may be declared for an undeveloped mining project before its commercial viability has been fully determined and approval to mine has been given. Evaluation costs may be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s return.

Project development expenditures, including costs to acquire and construct buildings and equipment are capitalized under “Capital works in progress” provided that the project has been established as commercially viable. Capital works in progress are not categorized as mineral property interests, mining plant and equipment or other capital assets until the capital asset is in the condition and location necessary for its intended use.

Costs, which are incurred during the commissioning phase, that are necessary for the successful commissioning of new assets, are capitalized. Development costs incurred after the commencement of production are capitalized to the extent they are expected to give rise to a future economic benefit. Borrowing costs related to construction or development of a qualifying asset are capitalized until the point when substantially all the activities that are necessary to make the asset ready for its intended use are complete. Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual interest on borrowings incurred, net of any returns on invested funds. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

(i)	Deferred stripping

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

During the development of an open pit mine, before production commences, stripping costs are capitalized as part of mineral property interests and are subsequently amortized over the life of the mine on a units of production basis.

During the production phase, stripping activity is undertaken for the dual purpose of extracting inventory for current production as well as improving access to the ore body.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(i)	Deferred stripping (continued)

Stripping costs incurred for the purpose of extracting current inventories are included in the costs of inventory produced during the period the stripping costs are incurred.

In order for production phase stripping costs to qualify for capitalization as a stripping activity asset, three criteria must be met:

●	it must be probable that economic benefit will be realized in a future accounting period as a result of improved access to the ore body created by the stripping activity;

●	it must be possible to identify the “component” of the ore body for which access has been improved; and

●	it must be possible to reliably measure the costs that relate to the stripping activity.

When the cost of stripping related to development which has a future benefit is not distinguishable from the cost of producing current inventories, the stripping costs are allocated to each activity based on a relevant production measure. Generally, the measure would be calculated based on a ratio obtained by dividing the tonnage of waste mined for the component for the period by the quantity of ore mined for the component. Stripping costs incurred in the period related to the component are deferred to the extent that the current period ratio exceeds the historical life of component ratio. The stripping activity asset is depreciated on a units of production basis based on expected production of ore over the useful life of the component that has been made more accessible as a result of the stripping activity. The life of component ratios are based on proven and probable reserves based on the mine plan; they are a function of the mine design and therefore changes to that design will generally result in changes to the ratios. Changes in other technical or economic parameters that impact reserves may also impact the life of component ratios. Changes to the life of component ratios are accounted for prospectively.

Deferred stripping costs are included in “Mineral property interests” within property, plant and equipment. Amortization of deferred stripping costs is included as a cost of production in the period.

(j)	Depreciation and depletion

Property, plant and equipment is depreciated over its useful life, or over the remaining life of the mine if that is shorter.

The useful lives of the major assets of a cash-generating unit are often dependent on the life of the ore body to which they relate. Where this is the case, the lives of mining properties, and their associated concentrators and other long lived processing equipment generally relate to the expected life of the ore body. The life of the ore body, in turn, is estimated on the basis of the life-of-mine plan. In applying the units of production method, depreciation is calculated using the copper content of the ore extracted from the mine in the period as a percentage of the total metal content of the ore to be extracted in current and future periods based on proven and probable reserves.

Development costs that relate to a discrete section of an ore body, and which only provide benefit over the life of those reserves, are depreciated over the estimated life of that discrete section. Development costs incurred that relate to the entire ore body are depreciated over the estimated life of the entire ore body.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(j)	Depreciation and depletion (continued)

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the mine are depreciated on a straight-line basis. Depreciation commences when an asset is available for use.

(k)	Impairment of non-current assets

Property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate that the full carrying amount may not be recoverable.

Impairment is assessed at the level of cash-generating units which are identified as the smallest identifiable group of assets capable of generating cash inflows which are largely independent of the cash inflows from other assets. When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD.

The VIU is the net present value of expected future pre-tax cash flows from the relevant cash-generating unit in its current condition, both from continuing use and ultimate disposal. For VIU, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IFRS.

The best evidence of FVLCD is often the value obtained from an active market or binding sale agreement. Where this is not the case, or where neither an active market nor a binding sale agreement exists, FVLCD is based on the best information available to reflect the amount a market participant would pay for the cash-generating unit in an arm’s length transaction. This is often estimated using discounted post tax cash flow techniques based on detailed life-of-mine and/or production plans.

The cash flow forecasts are based on management’s best estimates of expected future revenues and costs, including the future cash costs of production and capital expenditure, which for FVLCD purposes management believe approximate those of a market participant.

Forecast cash flows for impairment purposes are generally based on management’s price forecasts of commodity prices, which assume short term observable market prices will revert to the Company’s assessment of the long term price, generally over a period of three to five years. These long-term forecast commodity prices are derived from industry analyst consensus.

The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Non-current assets that have previously been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(l)	Decommissioning obligations

The Company recognizes liabilities for statutory, contractual, legal or constructive obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning obligation is recognized at its net present value in the period in which it is incurred, using a discounted cash flow technique with market-based risk-free discount rates and estimates of the timing and amount of the settlement of the obligation.

Upon initial recognition of the liability, the corresponding decommissioning cost is added to the carrying amount of the related asset. Following initial recognition of the decommissioning obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to significant estimates including the current discount rate, the amount or timing of the underlying cash flows needed to settle the obligation and the requirements of the relevant legal and regulatory framework. Subsequent changes in the provisions resulting from new disturbance, updated cost estimates, changes to estimated lives of operations and revisions to discount rates are also capitalized to the related property, plant and equipment. Amounts capitalized to the related property, plant and equipment are depreciated over the lives of the assets to which they relate. The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to expense and is included within finance costs in the consolidated statement of income.

(m)	Inventories

Concentrate inventory is valued at the lower of weighted average cost and net realizable value. Cost comprises production and processing costs, which includes direct and indirect labour, operating materials and supplies, applicable transportation costs and apportionment of operating overheads, including depreciation and depletion. Net realizable value is the expected average selling price of the concentrate inventory less applicable selling and transportation costs.

Stockpiles represent ore that has been extracted and is available for further processing. Stockpiles are valued at the lower of weighted average production cost and net realizable value. Production cost includes direct and indirect labour, operating materials and supplies, applicable transportation costs, and apportionment of operating overheads, including depreciation and depletion.

Net realizable value is the expected average selling price of the finished product less the costs to get the product into saleable form and to the selling location. If the ore will not be processed and sold within the 12 months after the consolidated balance sheet date it is included within non-current assets and net realizable value is calculated on a discounted cash flow basis over the planned processing of such ore.

Mine stores and supplies are valued at the lower of the weighted average cost and net realizable value.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(n)	Taxation

Income tax expense comprises current and deferred tax. Current tax and deferred taxes are recognized in the consolidated statement of income except to the extent that they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of unused tax losses and credits, as well as temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on enacted or substantively enacted laws at the reporting date.

The Company computes the provision for deferred income taxes under the liability method. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, only to the extent that it is probable that future taxable profits will be available against which they can be utilized. Future taxable profits are estimated using an income forecast derived from cash flow projections, based on detailed life-of-mine plans and corporate forecasts. Where applicable, the probability of utilizing tax losses or credits is evaluated by considering risks relevant to future cash flows, and the expiry dates after which these losses or credits can no longer be utilized.

Deferred tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries, associates and joint arrangements to the extent that it is probable that they will not reverse in the foreseeable future.

The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently from the Company. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. Such differences are accounted for based on management’s best estimate of the probable outcome of these matters.

The Company must make significant estimates and judgements in respect of its provision for income taxes and the composition and measurement of its deferred income tax assets and liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities; those adjustments may be material.

(o)	Employee benefits

Wages, salaries, contributions to government pension and social insurance funds, compensated absences and bonuses are accrued in the year in which the employees render the associated services.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(p)	Cash and cash equivalents

For the purposes of the consolidated balance sheet, cash and cash equivalents comprise cash on hand, demand deposits and short term, highly liquid investments with an initial maturity of three months or less that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value.

(q)	Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, fair value through other comprehensive income or at amortized cost.

Classification

The Company determines the classification of financial instruments at initial recognition.

The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. A debt instrument is measured at amortized cost if the objective of the business model is to hold the debt instrument for the collection of contractual cash flows, and the asset’s contractual cash flows are comprised solely of payments of principal and interest (“SPPI”).

A debt instrument held under a business model under which financial assets may be either held to collect contractual cash flows or sold is classified as held at fair value through other comprehensive income if the SPPI criteria are met. Any other financial assets are classified at fair value through profit or loss.

Debt instruments are classified as current or non-current assets based upon their maturity date. Equity instruments that are held for trading are classified as fair value through profit or loss. For other equity instruments, on the day of acquisition, the Company is able to make an irrevocable election (on an instrument-by-instrument basis) to designate them as at fair value through other comprehensive income.

Financial liabilities are measured at amortized cost, unless they are required to be measured at fair value through profit or loss (such as instruments held for trading or derivatives) or where the Company has opted to measure at fair value through profit or loss.

Measurement

a)	Financial assets and liabilities at fair value through profit or loss

Financial assets and liabilities at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the consolidated statements of income. Realized and unrealized gains and losses arising from changes in fair value are included in the consolidated statement of income in the period in which they arise. Where the Company has elected to recognize a financial liability at fair value through profit or loss, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(q)	Financial instruments (continued)

b)	Financial assets at fair value through other comprehensive income

Investments in equity instruments at fair value through other comprehensive income are initially recognized at fair value plus transaction costs. Subsequent to initial recognition, they are measured at fair value, with gains and losses recognized in other comprehensive income.

c)	Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value net of transaction costs, and subsequently carried at amortized cost less any impairment charges.

d)	Derivative financial instruments

Derivatives are classified as fair value through profit or loss. Derivatives embedded in financial liabilities are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. Commodity-based derivatives resulting from provisionally priced concentrate are classified as fair value through profit or loss with changes in value recognized in revenue.

Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit loss for performing assets and the lifetime expected credit loss if the credit risk on the financial asset has increased significantly since initial recognition. For financial assets that are credit impaired at inception, the Company recognizes the expected lifetime credit loss allowance and any interest income is calculated on the net carrying amount.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the expected credit losses are reversed after the impairment was recognized.

Derecognition

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, canceled or expired. Gains and losses on derecognition are recognized within finance income and finance costs, respectively. Gains or losses on equity instruments designated as fair value through other comprehensive income remain within accumulated other comprehensive income.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(r)	Share based payments

The Company has a Performance Share Unit (“PSU”) Plan, a Restricted Share Unit (“RSU”) plan, and a Director Deferred Share Unit (“DDSU”) Plan.

The PSUs, RSUs, and DDSUs are accounted for at fair value upon issuance and remeasured each reporting period, based on the fair market value of a common share of the Company, and recognized as an expense on a straight-line basis over the vesting period.

(s)	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. Operating segments are reported consistently with internal information provided to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance, has been identified as Turquoise Hill’s Chief Executive Officer. Based upon management’s assessment of the above criteria, the Company has one operating segment, Oyu Tolgoi, with its copper-gold mine in Southern Mongolia.

(t)	Leases under IFRS 16

For contracts entered into, or changed, on or after January 1, 2019, at inception of the contract, the Company assesses whether a contract is, or contains, a lease. The contract contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

To assess this, the Company considers whether:

–	The contract involves the use of an identified asset;
–	the Company has the right to obtain substantially all the economic benefits from use of the asset throughout the period of use; and
–	the Company has the right to direct the use of the asset.

For contracts entered into before January 1, 2019, the Company determined whether the arrangement was or contained a lease based on the assessment of whether:

–	Fulfilment of the arrangement was dependent on the use of specified assets; and
–	The arrangement had conveyed a right to use the asset. The arrangement had conveyed a right to use the asset if one of the following conditions was met:
●	The purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant part of the output;
●	the purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or
●

facts and circumstances indicated that it was remote that other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit of output nor equal to the current market price per unit of output.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(t)	Leases under IFRS 16 (continued)

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost. The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the useful life or the end of the lease term. The estimated useful lives of right of use assets are determined on the same basis as those of property, plant and equipment. In addition, they are periodically reduced by any impairment losses and adjusted for certain re-measurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted at the weighted average incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise: fixed payments; variable lease payments that depend on an index or a rate; amounts expected to be payable under any residual value guarantee, and the exercise price under any purchase option that the Company would be reasonably certain to exercise; lease payments in any optional renewal period if the Company is reasonably certain to exercise an extension option; and penalties for any early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments arising from a change in index payment or rate, if there is a change in the Company’s estimate of the amount expected to be payable under any residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the right of use asset, or is recorded in the consolidated statement of income if the carrying amount of the asset has been reduced to nil.

The Company presents right of use assets in Property, plant, and equipment and lease liabilities in Borrowings and other financial liabilities in the consolidated balance sheet.

Comparative period under IAS 17

In the comparative period, assets that are classified as operating leases are not recognized in the Company’s consolidated balance sheet. Payments made under operating leases are recognized in the consolidated statement of income on a straight-line basis over the term of the lease.

The Company classifies leases that transfer substantially all of the risks and rewards of ownership as finance leases. In this instance, the leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(u)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2019, and have not been applied in preparing these consolidated financial statements. None of these standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segment

	Year Ended December 31, 2019

		Corporate

		and other

	Oyu Tolgoi	eliminations	Consolidated

Revenue	$1,166,014	$-	$1,166,014

Cost of sales	(742,985)	-	(742,985)

Gross margin	423,029	-	423,029

Operating (expenses) income	(271,547)	50,054	(221,493)

Corporate administration expenses	-	(23,443)	(23,443)

Other income	2,498	216	2,714

Impairment charges	(596,906)	-	(596,906)

Income (loss) before finance items and taxes	(442,926)	26,827	(416,099)

Finance items

Finance income	29,719	76,616	106,335

Finance costs	(456,382)	446,361	(10,021)

Income (loss) from operations before taxes	$(869,589)	$549,804	$(319,785)

Income and other taxes	(90,590)	(66,543)	(157,133)

Income (loss) for the year	$(960,179)	$483,261	$(476,918)

Depreciation and depletion	193,183	(1,131)	192,052

Capital additions	1,753,728	-	1,753,728

Current assets	380,830	2,084,876	2,465,706

Non-current assets	10,311,721	44,967	10,356,688

Current liabilities	486,337	34,312	520,649

Non-current liabilities	10,870,018	(6,499,330)	4,370,688

Net increase (decrease) in cash	(37,813)	86,731	48,918

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the year ended December 31, 2019, principally all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $225.5 million, $128.0 million and $120.7 million (December 31, 2018 - $209.6 million, $145.1 million, and $127.8 million).

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segment (continued)

	Year Ended December 31, 2018

		Corporate

		and other

	Oyu Tolgoi	eliminations	Consolidated

Revenue	$1,180,022	$-	$1,180,022

Cost of sales	(777,248)	-	(777,248)

Gross margin	402,774	-	402,774

Operating expenses	(284,063)	49,991	(234,072)

Corporate administration expenses	-	(24,370)	(24,370)

Other income	7,105	14	7,119

Income before finance items and taxes	125,816	25,635	151,451

Finance items

Finance income	46,993	107,675	154,668

Finance costs	(388,388)	335,899	(52,489)

Income (loss) from operations before taxes	$(215,579)	$469,209	$253,630

Income and other taxes	165,803	(25,159)	140,644

Income (loss) for the year	$(49,776)	$444,050	$394,274

Depreciation and depletion	211,201	-	211,201

Capital additions	1,684,732	-	1,684,732

Current assets	409,733	3,116,854	3,526,587

Non-current assets	9,447,857	337,543	9,785,400

Current liabilities	508,551	25,855	534,406

Non-current liabilities	9,695,964	(5,329,167)	4,366,796

Net increase in cash	67,599	90,685	158,284

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

4.	Revenue

	Year Ended December 31, 2019
	Revenue from contracts with customers	Other revenue (a)	Total revenue

Total revenue:

Copper	$794,870	$(7,060)	$787,810

Gold	353,668	11,338	365,006

Silver	12,932	266	13,198

	$1,161,470	$4,544	$1,166,014

	Year Ended December 31, 2018
	Revenue from contracts with customers	Other revenue (a)	Total revenue

Total revenue:

Copper	$899,737	$(33,195)	$866,542

Gold	299,820	609	300,429

Silver	12,946	105	13,051

	$1,212,503	$(32,481)	$1,180,022

(a) Other revenue relates to gains (losses) on the revaluation of trade receivables.

5.	Cost of sales

	Year Ended December 31,
	2019	2018

Production and delivery	$559,066	$568,007

Depreciation and depletion	183,919	209,496

Reversal of provision against carrying value of inventories (Note 9)	-	(255)

	$742,985	$777,248

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

6.	Operating expenses

	Year Ended December 31,
	2019	2018

Oyu Tolgoi administration expenses	$134,573	$117,172

Royalty expenses	64,048	70,782

Inventory write downs (reversals) (a)	(2,161)	14,286

Selling expenses	14,607	26,754

Depreciation	8,133	1,705

Other	2,293	3,373

	$221,493	$234,072

(a)	Inventory write downs (reversals) include net adjustments to the carrying value of ore stockpile inventories and materials and supplies; refer to Note 9.

7.	Finance items

	Year Ended December 31,
	2019	2018

Finance income:

Interest income (a)	$106,335	$154,668

	$106,335	$154,668

Finance costs:

Interest expense and similar charges	$(401,582)	$(382,082)

Amounts capitalized to property, plant and equipment (b)	396,922	334,668

Accretion of decommissioning obligations (Note 17)	(5,361)	(5,075)

	$(10,021)	$(52,489)

(a)

Finance income of $64.3 million (December 31, 2018 - $119.7 million) on the related party receivable relates to amounts placed with Rio Tinto under an agreement for cash management services in connection with net proceeds from the project finance facility (refer to Note 22).

(b)	The majority of the costs capitalized to property, plant and equipment were capitalized at the weighted average rate of the Company’s general borrowings of 8.5% (refer to Note 13).

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

8.	Cash and cash equivalents

	December 31, 2019	December 31, 2018

Cash at bank and on hand	$112,572	$148,040

Money market funds and other cash equivalents (a)	1,539,413	1,455,027

	$1,651,985	$1,603,067

(a)	At December 31, 2019, short-term liquid investments of $210.0 million (December 31, 2018 - $741.7 million) have been placed with Rio Tinto (refer to Note 22).

9. Inventories

	December 31, 2019	December 31, 2018

Current

Concentrate	$26,801	$69,691

Ore stockpiles	45,713	76,512

Provision against carrying value of ore stockpiles	(908)	(15,636)

Materials and supplies	179,795	185,994

Provision against carrying value of materials and supplies	(75,682)	(73,591)

	$175,719	$242,970

Non-current

Ore stockpiles	$30,640	$25,005

Provision against carrying value of ore stockpiles	(1,655)	(6,350)

	$28,985	$18,655

During the year ended December 31, 2019, $743.0 million (2018 - $777.2 million) of inventory was charged to cost of sales (Note 5).

During the year ended December 31, 2019, net write down reversals of $2.2 million (2018 – net write down charges of $14.0 million) were recognized in the consolidated statement of income relating to inventory write off and movement in provisions against carrying value. During the year ended December 31, 2019, inventory on which there was a provision against carrying value of $15.2 million (2018 - $4.4 million) was sold and recognized in cost of sales for the year.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

10.	Trade and other receivables

	December 31, 2019	December 31, 2018

Trade receivables and other	$21,284	$14,623

Due from related parties (Note 22)	5,763	15,641

	$27,047	$30,264

11. Prepaid expenses and other assets

	December 31, 2019	December 31, 2018

Prepaid expenses	$16,863	$27,285

Amounts prepaid to related parties (Note 22)	82,808	2,928

	$99,671	$30,213

12. Receivable from related party and other non-current financial assets

	December 31, 2019	December 31, 2018

Current assets:

Receivable from related party (Note 22)	$511,284	$1,620,073

	$511,284	$1,620,073

	December 31, 2019	December 31, 2018

Receivable from related party and other non-current financial assets:

Receivable from related party (Note 22)	$-	$266,211

Marketable securities	3,909	5,566

Other	7,069	7,242

	$10,978	$279,019

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

13.	Property, plant and equipment

	Oyu Tolgoi
Year Ended December 31, 2019	Mineral property interests	Plant and equipment (b)	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2019 as previously reported	$799,113	$3,263,447	$4,775,745	$-	$8,838,305

Impact of change in accounting policy (Note 2)	-	14,431	-	-	14,431

January 1, 2019 restated	$799,113	$3,277,878	$4,775,745	$-	$8,852,736

Additions	56,083	430	1,299,162	1,131	1,356,806

Interest capitalized (Note 7)	-	-	396,922	-	396,922

Changes to decommissioning obligations	(32,688)	-	-	-	(32,688)

Depreciation for the period	(46,985)	(144,825)	-	(81)	(191,891)

Impairment charges (c)	(52,007)	(180,192)	(364,707)	-	(596,906)

Disposals and write offs	-	(2,184)	(148)	-	(2,332)

Transfers and other movements	-	175,224	(175,224)	-	-

December 31, 2019	$723,516	$3,126,331	$5,931,750	$1,050	$9,782,647

Cost	1,270,641	4,840,318	6,296,457	1,131	12,408,547

Accumulated depreciation / impairment	(547,125)	(1,713,987)	(364,707)	(81)	(2,625,900)

December 31, 2019	$723,516	$3,126,331	$5,931,750	$1,050	$9,782,647

Non-current assets pledged as security (a)	$723,516	$3,126,331	$5,931,750	$-	$9,781,597

	Oyu Tolgoi
Year Ended December 31, 2018	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2018	$834,310	$3,197,491	$3,315,171	$-	$7,346,972

Additions	21,137	-	1,328,927	-	1,350,064

Interest capitalized (Note 7)	-	-	334,668	-	334,668

Depreciation for the period	(56,334)	(133,070)	-	-	(189,404)

Disposals and write offs	-	(3,995)	-	-	(3,995)

Transfers and other movements	-	203,021	(203,021)	-	-

December 31, 2018	$799,113	$3,263,447	$4,775,745	$-	$8,838,305

Cost	1,247,246	4,729,132	4,775,745	1,152	10,753,275

Accumulated depreciation	(448,133)	(1,465,685)	-	(1,152)	(1,914,970)

December 31, 2018	$799,113	$3,263,447	$4,775,745	$-	$8,838,305

Non-current assets pledged as security (a)	$799,113	$3,263,447	$4,775,745	$-	$8,838,305

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

13.	Property, plant and equipment (continued)

(a)

In addition to property, plant and equipment, at December 31, 2019 current and non-current inventory of $175.7 million (December 31, 2018 - $243.0 million) and $29.0 million (December 31, 2018 - $18.7 million) respectively, and cash at bank and on hand of $86.2 million (December 31, 2018 - $124.0 million) are pledged as security for the project finance facility.

(b)	Plant and equipment comprises owned and leased assets:

December 31, 2019

Plant and equipment owned	$9,773,937
Right of use assets	8,710
$9,782,647

The Company leases certain assets including warehouse and office facilities as well as transportation equipment, substantially all at Oyu Tolgoi. Information about leases for which the Company is a lessee is presented below:

Plant and Equipment
January 1, 2019	$14,431
Additional lease post transition date	1,561
Depreciation for the period	(7,282)
December 31, 2019	$8,710

(c) Impairment charges

(i) At June 30, 2019

On July 15, 2019, the Company provided an update on the Oyu Tolgoi underground project summarizing preliminary estimates for increased capital expenditure for project development and a schedule delay to first sustainable production. These preliminary estimates indicated that first sustainable production could be delayed by 16 to 30 months compared to the original feasibility study guidance in 2016 and that development capital expenditure for the project may increase by $1.2 billion to $1.9 billion over the $5.3 billion previously disclosed. Together, these matters were identified as an indicator of impairment at the Oyu Tolgoi cash generating unit level at June 30, 2019.

The recoverable amount is the higher of Oyu Tolgoi’s VIU and its FVLCD. The recoverable amount was determined by a FVLCD model using discounted post-tax cash flows in line with the Company’s accounting policy for impairment of non-current assets set out in Note 2 (k).

The recoverable amount of the Oyu Tolgoi cash generating unit was classified as level 3 under the fair value hierarchy. In arriving at FVLCD, post-tax cash flows expressed in real terms were estimated based on detailed life-of-mine plans and discounted using a post-tax real discount rate of 8.3%, and incorporated the range of additional project development capital and schedule delay estimates disclosed above. Long-term forecast copper price of $3.13 per pound and gold price of $1,320 per ounce were estimated using industry analyst consensus forecasts. The cash flows reflected in the FVLCD model incorporated a portion of material classified as mineral resources, which contributed approximately 20% of the total recoverable amount.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

13.	Property, plant and equipment (continued)

(c)	Impairment charges (continued)

(i) At June 30, 2019 (continued)

The recoverable amount was calculated taking into account a number of mine design options. As studies progress, this will lead to the selection of a preferred development option with detailed cost, scheduling, and production assumptions, which may lead to a change in recoverable amount. The recoverable amount also included high-level risk adjustments to net cash flows to reflect the inherent uncertainty of assumptions for development capital, schedule and mineral resources.

The Company’s assessment of FVLCD resulted in a recoverable amount of $8.7 billion compared to a carrying value of $9.3 billion at June 30, 2019, resulting in a $0.6 billion impairment charge in the three month period ended June 30, 2019.

Together with operating costs, development capital, and scheduling and mine design, other significant assumptions in the determination of recoverable amount included the discount rate, long-term commodity prices and the inclusion of mineral resources (in addition to mineral reserves). Reasonably possible movements in these assumptions could have reduced the calculated recoverable amount and increased the impairment charge. An increase in the post-tax real discount rate by 1.0% to 9.3%, with all other inputs remaining constant, would reduce the recoverable amount by $1.5 billion. A 5% decrease to the long-term copper and gold prices, with all other inputs remaining constant, would reduce the recoverable amount by $1.3 billion. A 5% increase to the long-term copper and gold prices, with all other inputs remaining constant, would increase the recoverable amount by $1.2 billion.

(ii) Recoverable amount assessment at December 31, 2019

Detailed analysis work has continued to progress into the fourth quarter of 2019 and a number of refinements are still under review to determine the final mine design. Decisions on key underground design elements such as the location of the ore handling system and options for panel sequencing will be taken in the first half of 2020. These will take into consideration the consequential impacts on cost, schedule and other key variables such as project ramp-up profile, peak production and productivity improvements. The definitive estimate review is expected to be completed in the second half of 2020. Whilst key decisions still remain outstanding, a recoverable amount assessment was undertaken at December 31, 2019 to determine whether the refinements in the mine design options that have occurred since the June 30, 2019 impairment test have given rise to further impairment or a reversal of the previous impairment.

The recoverable amount was determined by a FVLCD model using post-tax cash flows expressed in real terms, estimated based on detailed life-of-mine plans and discounted using a post-tax real discount rate of 8.0%. Long-term forecast copper price of $3.07 per pound and gold price of $1,343 per ounce were estimated using industry analyst consensus forecasts. The cash flows reflected in the FVLCD model incorporated a portion of material classified as mineral resources, which contributed approximately 20% of the total recoverable amount. Other significant assumptions within the assessment of recoverable amount include operating costs, development capital, and scheduling and mine design.

The recoverable amount was calculated taking into account a number of mine design options. The recoverable amount also included high-level risk adjustments to net cash flows to reflect the inherent uncertainty of assumptions for development capital, schedule and mineral resources.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

13.	Property, plant and equipment (continued)

(c)	Impairment charges (continued)

(ii) Recoverable amount assessment at December 31, 2019 (continued)

The Company’s assessment of recoverable amount at December 31, 2019 did not result in any additional impairment or impairment reversal being recorded at December 31, 2019. The sensitivity of the calculated recoverable amount to reasonably possible movements in any of the significant assumptions is consistent with the analysis performed in relation to the impairment charge recorded at June 30, 2019.

Subsequent to year-end the novel coronavirus (COVID-19) has had certain impacts on the development work in Oyu Tolgoi – refer to Note 26. The Company’s impairment test was based on FVLCD as at December 31, 2019. Accordingly, as required by IFRS, the Company has not reflected these subsequent conditions in the measurement of the Oyu Tolgoi cash generating unit at December 31, 2019.

14.	Trade and other payables

	December 31, 2019	December 31, 2018

Trade payables and accrued liabilities	$389,476	$395,883

Interest payable on long-term borrowings	9,814	10,906

Payable to related parties (Note 22)	65,903	51,490

Other	1,013	965

	$466,206	$459,244

15.	Borrowings and other financial liabilities

	December 31, 2019	December 31, 2018

Current liabilities:

Project finance facility (a)	$22,177	-

Lease liabilities (b)	4,370	-
	$26,547	$-

Non-current liabilities:

Project finance facility (a)	$4,170,058	$4,175,240

Lease liabilities (b)	17,212	12,057

	$4,187,270	$4,187,297

(a)	Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. The project finance lenders have agreed a debt cap of $6.0 billion. In addition to the funding drawn down to date there is an additional

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

15.	Borrowings and other financial liabilities (continued)

(a)	Project finance facility (continued)

$0.1 billion available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States, and the potential for an additional $1.6 billion of supplemental debt in the future. Under the terms of the project finance facility held by Oyu Tolgoi, there are certain restrictions on the ability of Oyu Tolgoi to make shareholder distributions.

At December 31, 2019, Oyu Tolgoi has drawn down $4.3 billion of the project finance facility:

	December 31, 2019		Original Term (ii)	Annual interest rate
Facility	Carrying Value (i)	Fair Value (i)		Pre-completion	Post-completion

International Financial

Institutions - A Loan	$774,858	$862,016	15 years	LIBOR + 3.78%	LIBOR + 4.78%

Export Credit Agencies	874,092	966,989	14 years	LIBOR + 3.65%	LIBOR + 4.65%

Loan	276,428	322,101	13 years	2.3%	2.3%

MIGA Insured Loan (iii)	678,679	747,440	12 years	LIBOR + 2.65%	LIBOR + 3.65%

Commercial Banks	1,588,178	1,755,263	12 years	LIBOR + 3.4%	LIBOR + 4.4%

- B Loan			Includes $50 million 15-year loan at A Loan rate
	$4,192,235	$4,653,809

(i)

The carrying value of borrowings under the project finance facility differs from fair value due to amortized transaction costs, and changes in the estimate of fair value between the initial recognition date and the balance sheet date. Project finance borrowings were initially recognized at fair value less transaction costs on the relevant draw down dates, with aggregate initial fair value being $4,348.9 million before transaction costs. At December 31, 2019, these borrowings are stated net of $156.7 million amortized transaction costs.

At December 31, 2019, the fair value of the Company’s borrowings has been estimated with reference to a market yield, the variability of which is considered a reasonable indicator, over the pre-completion period, of movements in the fair value of amounts drawn under the project finance facility. Post completion, the fair value has been estimated with reference to the annual interest rate on each tranche of the facility, and consideration of factors that could indicate a change in the credit assessment of Oyu Tolgoi LLC as a counterparty to project finance. These considerations include in-country risk relating to the Oyu Tolgoi project, and the assumed date of transition from pre-completion to post-completion. The transition from pre-completion to post-completion is determined by a set of tests for both completion of physical infrastructure and the ability to extract and process ore of defined grades over a defined period. This is considered a level 3 fair value measurement. Refer to Note 22 (v) for a description of Rio Tinto guarantee arrangements with respect to project finance borrowings.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

15.	Borrowings and other financial liabilities (continued)

(a) Project finance facility (continued)

(ii)

The project finance facility provides for interest only payments for the first five years followed by minimum repayments according to a stepped amortization schedule for the remaining life of the facility. The maturity analysis of principal repayments is as follows:

	December 31 2019	December 31, 2018
Maturity analysis - Project Finance facility
Less than one year	$23,389	$-
One to five years	1,893,607	1,193,582
More than five years	2,432,022	3,153,612
	$4,348,918	$4,347,194

(iii)

The Multilateral Investment Guarantee Agency (“MIGA”) provides political risk insurance for commercial banks. The Company is required to pay an annual insurance premium of 1.4% of the MIGA Insured Loan for the remaining life of the facility.

(b) Lease liabilities

December 31, 2019
Maturity analysis - contractual undiscounted cash flows
Less than one year	$4,386
One to five years	15,334
More than five years	2,035
Total undiscounted lease liabilities	$21,755
Lease liabilities included in the Consolidated balance sheet	$21,582
Current	$4,370
Non-Current	$17,212

Lease liabilities are discounted at the weighted average incremental borrowing rate of 7.2%.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Income taxes

(a)	Tax expense (benefit)

	Year Ended December 31,
	2019	2018

Current (i)	$10,544	$12,804

Deferred
Temporary differences including tax losses (ii)	115,343	(175,679)

Withholding taxes (iii)	31,246	22,231
	$146,589	$(153,448)

Net income statement expense (benefit) for income taxes	$157,133	$(140,644)

(i)	Current taxes

In 2019, a cash payment of $2.6 million (2018 - $4.9 million) was made in respect to current taxes payable. Deferred tax liabilities for withholding taxes are reclassified to current tax prior to settlement.

(ii)	Deferred tax assets

2019 – Mongolia

Deferred tax assets of $494.0 million were recognized at December 31, 2019 in Mongolia, comprised of $169.4 million relating to tax losses that expire if not recovered against taxable income within eight years and $324.6 million relating to accrued but unpaid interest expense and other temporary differences. Tax losses have been calculated in accordance with the provisions of the Oyu Tolgoi Investment Agreement and Mongolian laws.

The Company recognized deferred tax assets at December 31, 2019 to the extent recovery is considered probable. In assessing the probability of recovery, future taxable income, derived from cash flows from detailed life-of-mine and production plans, were evaluated with reference to commodity price sensitivities, operating cost assumptions, and carry-forward limits.

During the year ended December 31, 2019, the Company decreased its recognized Mongolian deferred tax assets by $90.1 million. The movement in the Mongolian deferred tax asset represented a decrease of $187.8 million in the recognized deferred tax asset for prior year losses and other temporary differences, mainly related to property, plant and equipment. This was partially offset by additional operating losses and accrued but unpaid interest expense incurred by Oyu Tolgoi in the year, which increased the recognized deferred tax asset by $97.7 million.

The adjustment to the previously recognized deferred tax asset for prior year losses and other temporary differences was primarily due to updated operating assumptions in mine planning during the year. This principally included the revised estimation of achievement of sustainable first production, as well as the revised development capital spend for the underground project. The updated mine planning assumptions led to an increase in the amount of loss carry forwards and temporary differences estimated to expire unutilized.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Income taxes (continued)

(a)	Tax expense (benefit) (continued)

2019 – Canada

Deferred tax assets of $40.1 million were recognized at December 31, 2019 in Canada comprised of $39.6 million relating to non-capital Canadian tax losses carried forward and $0.5 million relating to other temporary differences. The recognized deferred tax asset decreased during 2019 due to the utilization of non-capital tax losses carried forward against taxable income in the year. Non-capital losses expire if not used to offset taxable income within twenty years.

2018 – Mongolia

Deferred tax assets of $584.2 million were recognized at December 31, 2018 in Mongolia, comprised of $280.1 million relating to tax losses that expire if not recovered against taxable income within eight years and $304.1 million relating to accrued but unpaid interest expense and other temporary differences. During the year ended December 31, 2018, the Company recognized additional Mongolian deferred tax assets of $165.9 million, of which $105.6 million related to 2018 activity. The remaining movement in the Mongolian deferred tax asset was due to an overall strengthening of future taxable income driven by improved long-term commodity price projections and updated operating assumptions in mine planning during 2018. This was partly offset by a reduction of the deferred tax asset recognized for losses incurred in 2016, as the delay to sustainable first production of the underground mine was expected to lead to an increase in the amount of 2016 losses estimated to expire un-utilized.

2018 - Canada

The deferred tax asset at December 31, 2018 of $65.3 million was recognized in relation to non-capital Canadian tax losses carried forward.

(iii)	Withholding taxes

Withholding tax is accrued on interest owing on the loans and recognized within deferred tax liabilities as interest accrues. Mongolian withholding tax will be due upon receipt of loan interest.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Income taxes (continued)

(b)	Reconciliation of income taxes calculated at the statutory rates to the actual tax provision

	Year Ended December 31,
	2019	2018

Income (loss) from operations before taxes	$(319,785)	$253,630

Tax at Canadian combined federal and provincial income tax rate (2019: 26.6%; 2018: 26.73%)	(85,063)	67,795

Tax effect of:

Change in amount of deferred tax recognized	300,237	(152,639)

Difference in tax rates and treatment in foreign jurisdictions	(100,134)	(83,568)

Withholding taxes	31,246	24,670

Non deductible losses and expense	10,847	3,098

	$157,133	$(140,644)

The effective tax rate is based on provincial apportionment. During the year, the Company completed the relocation of its head office from British Columbia to Quebec, which affected the provincial apportionment.

(c)	Recognized and unrecognized deferred tax assets and liabilities

Recognized and unrecognized deferred tax assets and liabilities are shown in the table below:

	Recognized		Unrecognized
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018

Deferred tax assets

Non-capital losses (i)	$208,921	$345,368	$442,686	$276,492

Capital losses	-	-	116,450	120,626

Other temporary differences including accrued interest	325,157	304,053	133,693	11,674

	$534,078	$649,421	$692,829	$408,792

Deferred tax liabilities (ii)

Withholding tax	(79,180)	(47,934)	-	-

	$(79,180)	$(47,934)	$-	$-

(i)	Unrecognized deferred tax assets relating to Mongolian non-capital losses for which recovery is not considered probable as at December 31, 2019 expire between 2021 and 2025.

(ii)

Deferred tax is not recognized on the unremitted earnings of subsidiaries where the Company is able to control the timing of the remittance and it is probable that there will be no remittance in the foreseeable future. At December 31, 2019, deferred tax liabilities have not been recognized in respect of any unremitted earnings (2018: nil).

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Income taxes (continued)

(c)	Recognized and unrecognized deferred tax assets and liabilities (continued)

In addition to the above, the Company has $812.1 million of investment tax credits at December 31, 2019. No deferred tax asset has been recognized in respect of these credits, in accordance with the initial recognition exception in IAS 12 Income taxes for transactions that are not a part of a business combination and do not affect accounting or taxable profit.

17.	Decommissioning obligations

	Year Ended December 31,
	2019	2018

Opening carrying amount	$131,565	$125,721

Changes in estimates	(32,688)	769

Accretion of present value discount	5,361	5,075

	$104,238	$131,565

All decommissioning obligations relate to Oyu Tolgoi. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

Estimated future cash expenditures of $212.6 million (December 31, 2018 - $273.7 million) have been discounted from an anticipated closure date of 2055 to their present value at a real rate of 2.0% (December 31, 2018 - 2.0%).

18.	Share capital

The authorized share capital of Turquoise Hill consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares. As at both December 31, 2019 and 2018, there were 2,012,314,469 Common Shares and no Preferred Shares issued and outstanding.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

19.	Non-controlling interests

	Non-controlling Interest: Oyu Tolgoi (a) Year Ended December 31,
	2019	2018

Balance, January 1	$(910,135)	$(893,211)

Impact of change in accounting policy (Note 2)	(578)	-

Restated balance, January 1	$(910,713)	$(893,211)

Non-controlling interest’s share of loss	(326,461)	(16,924)

Common share investments funded on behalf of non-controlling interest (a)	219,300	175,100

Funded amounts repayable to the Company (a)	(219,300)	(175,100)

Balance, December 31	$(1,237,174)	$(910,135)

(a)

Since 2011, the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes. In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to the Company.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at December 31, 2019, the cumulative amount of such funding was $1,240.7 million (December 31, 2018 - $1,021.4 million). Accrued interest of $654.9 million (December 31, 2018 - $505.6 million) relating to this funding, has not been recognized in these consolidated financial statements, as payment will be triggered on common share dividend distribution by Oyu Tolgoi, the certainty of which cannot currently be reliably determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

20.	Cash flow information

(a)	Reconciliation of net income to net cash flow generated from operating activities before interest and tax

	Year Ended December 31,
	2019	2018

Income (loss) for the year	$(476,918)	$394,274

Adjustments for:
Depreciation and amortization	192,052	211,201
Impairment charges	596,906	-
Finance items:
Interest income	(106,335)	(154,668)
Interest and accretion expense	10,021	52,489
Unrealized foreign exchange losses (gains)	(131)	851
Inventory write downs (reversals)	(2,161)	14,031
Write off of property, plant and equipment	2,293	3,373
Income and other taxes	157,133	(140,644)
Other items	87	(219)

Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	31,093	(983)
Trade, other receivables and prepaid expenses	(938)	(8,377)
(Decrease) increase in:
Trade and other payables	(14,106)	(15,886)
Deferred revenue	(47,266)	7,564
Cash generated from operating activities before interest and tax	$341,730	$363,006

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to operations not already disclosed in the consolidated statements of cash flows were as follows:

	Year Ended December 31
	2019	2018
Investing activities
Change in accounts payable and accrued liabilities related to purchase of property, plant and equipment	$14,324	$26,930

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

21.	Earnings per share

Basic earnings per share is computed by dividing the net income attributable to owners of Turquoise Hill by the weighted average number of common shares outstanding during the period. As of December 31, 2019 and 2018, the Company had not issued any equity instruments that are potentially dilutive to earnings per share.

22.	Related parties

As at December 31, 2019, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2018: 50.8%). The following tables present the consolidated financial statements line items within which transactions with a Rio Tinto entity or entities (“Rio Tinto”) are reported. Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill and its subsidiaries.

	Year Ended December 31,
Statements of Income	2019	2018

Operating and corporate administration expenses:

Cost recoveries - Turquoise Hill	$710	$623

Management services payment (i)	(31,041)	(30,055)

Cost recoveries - Rio Tinto (ii)	(42,836)	(40,627)

Finance income:

Cash and cash equivalents (iii)	16,194	20,175

Receivable from Rio Tinto (iv)	64,285	119,688

Finance costs:

Completion support fee (v)	(108,712)	(108,421)

	$(101,400)	$(38,617)

	Year Ended December 31,
Statements of Cash Flows	2019	2018

Cash generated from operating activities

Interest received (iii, iv)	$58,850	$72,012

Interest paid (v)	(156,814)	(11,918)

Cash flows from investing activities

Receivable from related party: amounts withdrawn (iv)	1,375,000	1,270,000

Expenditures on property, plant and equipment:
Management services payment and cost recoveries - Rio Tinto (i), (ii)	(60,828)	(61,145)

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

22.	Related parties (continued)

	December 31,	December 31,
Balance Sheets	2019	2018

Cash and cash equivalents (iii)	$210,000	$741,711

Trade and other receivables (Note 10)	5,763	15,641

Prepaid expenses and other assets (Note 11)	82,808	2,928

Receivable from related party and other non-current financial assets (iv) (Note 12)	511,284	1,886,284

Trade and other payables (Note 14)

Management services payment - Rio Tinto (i)	(14,156)	(15,700)

Cost recoveries - Rio Tinto (ii)	(51,747)	(35,790)

	$743,952	$2,595,074

(i)

In accordance with the Amended and Restated Shareholders’ Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing the Underground Mine Development and Financing Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At December 31, 2019, cash equivalents deposited with wholly owned subsidiaries of Rio Tinto totalled $210.0 million, earning interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance (Note 15), Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, agreed to guarantee the obligations of the service provider under this agreement. At December 31, 2019, the resulting receivable from 9539549 Canada Inc. totalled $511.3 million, earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects: interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement, which are net settled with the 2.5% completion support fee described in (v) below.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

22.	Related parties (continued)

At December 31, 2019, the fair value of the receivable approximates its carrying value. The fair value has been estimated with reference to a market yield, the variability of which is considered a reasonable indicator, over the projected timeframe for returning funds to Turquoise Hill, of movements in the fair value of the receivable. This is considered a level 3 fair value measurement.

(v)

As part of the project finance agreements (Note 15), Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, the Company is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges (refer to Note 7). The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

23.	Commitments and contingencies

(a)	Capital commitments

At December 31, 2019, the Company had capital expenditure commitments at the balance sheet date of $44.5 million. These commitments represent minimum non-cancellable obligations and exit costs for cancellable obligations.

During 2018, Oyu Tolgoi signed a new power purchase agreement with the National Power Transmission Grid (“NPTG”) of Mongolia. The power purchase agreement was executed in connection with the power import arrangement between NPTG and the Inner Mongolia Power International Corporation (“IMPIC”).

The new arrangement took effect on July 4, 2018, subsequent to the expiry of the previous IMPIC agreement, for a term of up to six years, with possibility of early cancelation after the fourth year, if a domestic power plant is commissioned earlier.

At December 31, 2019, the Company had power purchase commitments of $404.3 million. These commitments represent minimum non-cancellable obligations.

(b)	Mongolian Tax Assessment

On January 16, 2018, the Company announced that Oyu Tolgoi received a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the Mongolian Tax Authority (the “MTA”) as a result of a general tax audit for the period covering 2013 through 2015. In January 2018 Oyu Tolgoi paid an amount of $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Commitments and contingencies (continued)

(b)	Mongolian Tax Assessment (continued)

The Company was of the opinion that Oyu Tolgoi had paid all taxes and charges required under the 2009 Oyu Tolgoi Investment Agreement (“Investment Agreement”), the Amended and Restated Shareholder Agreement (“ARSHA”), the Underground Mine Development and Financing Plan and Mongolian Law. Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the tax assessment.

On February 20, 2020, the Company announced that Oyu Tolgoi will be proceeding with the initiation of a formal international arbitration proceeding in accordance with dispute resolution provisions within Chapter 14 of the Investment Agreement entered into with the Government of Mongolia in 2009 and Chapter 8 of the Oyu Tolgoi Underground Mine Development and Financing Plan entered into with the Government of Mongolia in 2015. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators.

By agreeing to resolve to dispute under UNCITRAL Arbitration Rules, both parties have agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

Management remains of the opinion that Oyu Tolgoi has paid all taxes and charges as required under the Investment Agreement, ARSHA, the Underground Mine Development and Financing Plan and Mongolian law and in the opinion of the Company at December 31, 2019, a provision is not required for the amount of approximately $150 million disputed by the Company relating to the years 2013 through 2015 or any additional amounts related to 2016 through December 31, 2019. The amounts that could arise related to 2016 through December 31, 2019 would be material. The final amount of taxes to be paid depends on a number of factors including the outcome of discussions with the government and the outcome of the international arbitration proceedings. Changes in management’s assessment of the outcome of this matter could result in material adjustments to the Company’s statements of income and financial position.

(c)	Power Source Framework Agreement

Oyu Tolgoi is obliged under the Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The Power Source Framework Agreement (PSFA) entered between Oyu Tolgoi and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for the construction of the Tavan Tolgoi-based power solution for the Oyu Tolgoi mine by June 30, 2023. The power plant would be majority owned by Oyu Tolgoi and situated close to the Tavan Tolgoi coal mining district. The project aligns with the Parliament resolution No.73 (2018) and the government policies to develop a power plant at the Tavan Tolgoi coal fields. On Febuary 17, 2020, the Company announced the submission of the Feasibility Study for the Tavan Tolgoi Power Plant Project (TTPP) to the Government of Mongolia by Oyu Tolgoi. The existing PSFA specifies target dates for milestones to be achieved through mutual cooperation between Oyu Tolgoi and the Government of Mongolia, several of which have now passed. In accordance with the Contingency Arrangements clause 7 4 a ii of the PSFA, Oyu Tolgoi has given notice and is currently seeking a mutually acceptable alternative basis on which to proceed with securing long term domestic power supply for Oyu Tolgoi.

As at December 31, 2019, and 2018, the Company has no capital commitments related to the PSFA or TTPP.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Commitments and contingencies (continued)

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

24.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of other receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the significant inputs used to determine the fair value are observable.

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
●	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs that are not based on observable market data.

	Fair Value at December 31, 2019
	Total	Level 1	Level 2	Level 3

Money market funds (a)	$876,126	$876,126	$-	$-

Marketable securities (a)	3,909	3,909	-	-

Trade receivables (b)	16,881	-	16,881	-

	$896,916	$880,035	$16,881	$-

	Fair Value at December 31, 2018
	Total	Level 1	Level 2	Level 3

Money market funds (a)	$315,808	$315,808	$-	$-

Marketable securities (a)	5,566	5,566	-	-

Trade receivables (b)	10,936	-	10,936	-

	$332,310	$321,374	$10,936	$-

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

24.	Financial instruments and fair value measurements (continued)

(a)	The Company’s money market funds and marketable securities are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices in active markets.

(b)	Trade receivables from provisionally priced concentrate sales are included in level 2 of the fair value hierarchy as the basis of valuation uses quoted commodity prices.

Financial risk management

Certain of the Company’s activities expose it to a number of financial risks, which include liquidity risk, foreign exchange risk, interest rate risk, credit risk and commodity price risk. The Company does not currently have in place any active hedging or derivative trading policies to manage these risks, since in the opinion of management, the potential exposure is not significant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. Refer to additional disclosures around liquidity risk in Note 1.

Foreign exchange risk

The Company operates on an international basis and therefore foreign exchange risk exposures arise from transactions not denominated in U.S. dollars, its functional currency. The Company is only exposed to foreign exchange risk on its trade payables and accrued liabilities not denominated in U.S. dollars. As at December 31, 2019, the effect on income for the year of a 10% strengthening in the Mongolian Tugrik against the U.S. dollar, with all other variables held constant, would be a charge of $20.9 million (2018 - $22.7 million).

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its third party project finance borrowings and its receivable from related party, the majority of which are at variable rates. As at December 31, 2019, the effect on income for the year of a 100 basis point increase in LIBOR interest rates, with all other variables held constant, would be a charge of $32.8 million (2018 – $16.3 million). Cash and cash equivalents have limited interest rate risk due to their short-term nature and receive interest based upon market interest rates or rates equivalent to those offered by financial institutions. As at December 31, 2019, the effect on income would not be significant.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

24.	Financial instruments and fair value measurements (continued)

Financial risk management (continued)

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily from customer receivables) and from its financing activities, including deposits with (and / or receivables from) banks, other financial institutions and Rio Tinto (in its capacity as a counterparty to various deposit and cash management arrangements, and the project finance completion support undertaking – see Note 22), other short term liquid investments and other financial instruments.

The Company manages its customer credit risk subject to the Company’s established policy, procedures and controls relating to customer credit risk management. Credit limits are established for all customers based on internal or external rating criteria. The Company deposits its cash and cash equivalents with high credit quality counterparties as referenced by ratings agencies. The Company’s maximum balance sheet exposure to credit risk at December 31, 2019 is the carrying value of its cash and cash equivalents, project finance receivable from related party, and its trade and other receivables.

Expected credit losses on trade and other receivables do not have a material impact on the Company’s consolidated financial statements at December 31, 2019.

Commodity price risk

The Company is exposed to commodity price risk from fluctuations in market prices of the commodities that the Company produces. Copper concentrate is “provisionally priced” whereby the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer as defined in the sales contract. The final price is based on the market price at the relevant quotation point stipulated in the contract. At each reporting date, the receivable is re-measured at its fair value based on the forward selling price for the quotation period stipulated in the contract. As at December 31, 2019, the Company had 27.9 thousand tonnes of copper in concentrate sales that were provisionally priced. The Company does not have a material exposure to commodity price risk on its provisionally priced copper in concentrate sales at December 31, 2019.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

24.	Financial instruments and fair value measurements (continued)

Financial risk management (continued)

Capital risk management

The Company’s objectives when managing capital risk are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders and to support any growth plans.

The Company considers its capital to be share capital and third party borrowings. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating needs. The Company seeks to ensure that there is sufficient borrowing capacity and cash to meet its short term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash, cash equivalents and receivable from related party.

25.	Key management compensation

The compensation for key management, which comprises Turquoise Hill’s directors, Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, in respect of employee services is as follows:

	Year Ended December 31,
	2019	2018

Salaries, director fees and other short term benefits	$3,520	$1,909

Post-employment benefits	214	27

Share based payment	1,370	1,262

	$5,104	$3,198

26.	Subsequent event

As announced by the Company on March 16, 2020, the movement of goods and people within Mongolia since January 2020 has been restricted within and across its borders to prevent the spreading of COVID-19. Following the first positive test for COVID-19 in Mongolia on March 10, 2020, the Government of Mongolia increased its restrictions on flights in and out of the country and on the movement of goods and people within and across its borders.

Despite the impact of COVID-19, the open pit of the Oyu Tolgoi mine continues to operate and deliver shipments of copper concentrate to its customers across the border. Work on the underground project continues, but there is restricted access for teams from Oyu Tolgoi, Rio Tinto and the Company’s construction partners to oversee development and provide specialist technical services. The availability of specialist service providers at the site is essential to safely continue work on technical activities, including but not limited to such projects as the headframe commissioning of Shafts 3 and 4. The full impact of the slowdown on the underground project is unknown at this time.